Designated Filer:	FEINBERG LARRY N
Issuer & Ticker Symbol:	Hansen Medical, Inc. [HNSN]
Date of Event Requiring Statement:	May 12, 2015

Explanation of Responses
(1)	These securities are owned by Oracle Partners, L.P. (“Oracle Partners”).
(2)	These securities are owned by Oracle Ten Fund Master, L.P. (“Oracle Ten Fund”).
(3)	These securities are owned by Oracle Institutional Partners, L.P. (“Institutional Partners,” and, collectively with Oracle Partners and Oracle Ten Fund, the “Oracle Entities”).
(4)	These securities are owned by The Feinberg Family Foundation (the “Foundation”).
(5)	These securities are owned by Oracle Investment Management, Inc. Employees’ Retirement Plan (the “Retirement Plan”).
(6)
Pursuant to that certain Securities Purchase Agreement, dated March 9, 2015, by and among the Company, the Oracle Entities and the other purchasers identified in Exhibit A thereto, on March 11, 2015, (i) Oracle Partners received 12,308 shares of Series A Convertible Participating Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) and 12,308,000 Series E warrants to purchase shares of Common Stock (“Series E Warrants”) at an aggregate purchase price of $8,000,200.00, (ii) Oracle Ten Fund received 3,846 shares of Series A Preferred Stock and 3,846,000 Series E Warrants at an aggregate purchase price of $2,499,900.00, and (iii) Institutional Partners received 2,308 shares of Series A Preferred Stock and 2,308,000 Series E Warrants at an aggregate purchase price of $1,500,200.00.  Following requisite stockholder approval at the 2015 annual meeting of the Company on May 12, 2015, all outstanding shares of the Company’s Series A Preferred Stock, including those held by the Oracle Entities, were converted into shares of the Company’s Common Stock, par value $0.0001 per share, at a conversion price of $0.65 per share.

(7)
Following requisite stockholder approval at the 2015 annual meeting of the Company on May 12, 2015, the Series E Warrants held by the Oracle Entities became exercisable in full at a per share exercise price equal to $0.975.  The Series E Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from March 11, 2015 to March 11, 2017.

(8)
Oracle Associates, LLC serves as the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Oracle Partners, Oracle Ten Fund and Institutional Partners. Mr. Feinberg serves as the managing member of Oracle Associates, LLC, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Oracle Partners, Oracle Ten Fund and Institutional Partners.  Mr. Feinberg is the sole shareholder, director and president of Oracle Investment Management, Inc., which serves as investment manager to Oracle Ten Fund and the Retirement Plan, and accordingly, may be deemed to be the beneficial owner of the shares beneficially owned by Oracle Ten Fund and the Retirement Plan.  Mr. Feinberg is the trustee of the Foundation and has the sole power to direct the voting and disposition of the shares held by the Foundation and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by the Foundation.  The foregoing is not an admission by Mr. Feinberg or Oracle Associates that it is the beneficial owner of the shares referenced herein and each disclaims beneficial ownership of all such shares except to the extent of his or its pecuniary interest therein.